Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

March 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention:	Tara Harkins
Terence O’Brien
David Gessert
Tim Buchmiller

Re:	Olink Holding AB (publ)
Amendment No. 1 to Registration Statement on Form F-1
Filed on March 18, 2021
File No. 333-253818

Ladies and Gentlemen:

This letter is submitted on behalf of Olink Holding AB (publ) (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form F-1, filed on March 18, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated March 19, 2021 addressed to Jon Heimer, the Company’s Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement on Form F-1 (“Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

U.S. Securities and Exchange Commission

March 19, 2021

Amendment No. 1 to Form F-1 filed on March 18, 2021

Prospectus Summary

Summary of Consolidated Financial Position, page 12

1.	We note here and throughout the filing that you present $2.3 and $64 million of non-current interest bearing loans and borrowings and total liabilities, further as adjusted, as of December 31, 2020, respectively, which reflects the information provided in footnote 2 to the table. Footnote 2 indicates that you have paid off $67.2 million of outstanding indebtedness with proceeds from the offering. We finally note from page F-34 that you only have $64 million and $66 million of total non-current interest-bearing loans and borrowings and total interest-bearing loans and borrowings, outstanding as of December 31, 2020, respectively. Please tell us and revise your filing to explain to us why you are assuming you will pay off $67.2 million in outstanding indebtedness as part of the offering proceeds considering your aforementioned historical balances presented on page F-34.

RESPONSE: The Company respectfully advises the Staff that it has revised pages 14, 65, 68 and 70 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that this updated disclosure references the specific indebtedness that will be repaid with proceeds from the offering, which totals $65.7 million as of March 15, 2021, i.e. the facilities referenced on page F-34 of the Amended Registration Statement in Note 15 to the consolidated financial statements plus accrued interest of approximately $1.5 million. The table below provides a reconciliation of the total gross credit facility debt at December 31, 2020 and total outstanding facilities as of March 15, 2021:

$63.5 million	Total Gross Credit Facility debt at December 31, 2020 (as disclosed on page F-35 of the Amended Registration Statement
$2.2 million	New debt drawn since December 31, 2020 and exchange rate differences
$65.7 million	Total outstanding facilities

The Company respectfully advises the Staff that as disclosed on page F-34 of the Amended Registration Statement in Note 15, total interest-bearing loans and borrowings of $66.1 million includes lease liabilities of $4.4 million, which are not subject to refinancing.

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If you should have any questions regarding the enclosed matters, please contact me at (212) 813-8821.

Sincerely,

/s/ Kristopher D. Brown
Kristopher D. Brown, Esq.

Enclosures

cc:	Jon Heimer, Chief Executive Officer, Olink Holding AB (publ)

Oskar Hjelm, Chief Financial Officer, Olink Holding AB (publ)

Linda Ramirez-Eaves, Esq., General Counsel, Olink Holding AB (publ)

Stephanie A. Richards, Esq., Goodwin Procter LLP